20100017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 25, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

Dear Mr. Dunn:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 16, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

February 25, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

The proposal urges the Compensation & Management Development Committee to make changes to the Key Executive Performance Plan as applied to named executive officers and the 100 most highly-compensated employees.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. In addition, in our view, the proposal does not focus on the relationship between the company's compensation practices and excessive risk-taking. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Jan Woo
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AFSCME®
We Make America Happen

Committee
Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Marianne Steger

**EMPLOYEES PENSION PLAN**

February 16, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by JPMorgan Chase & Co. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to JPMorgan Chase & Co. ("JPMorgan Chase" or the "Company") a shareholder proposal (the "Proposal") asking the Compensation and Management Development Committee (the "Committee") of JPMorgan Chase's board of directors to made changes to the Key Executive Performance Plan ("KEPP") as applied to named executive officers and the 100 most highly-compensated employees, to encourage a long-term orientation on the part of those employees. Specifically, the Proposal asks that the KEPP be amended to provide for deferral of portions of bonuses and possible adjustment based on the sustainability and quality of the financial results on which the bonuses were based.

In a letter dated January 11, 2010, JPMorgan Chase stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders. JPMorgan Chase argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(7), as relating to the Company's ordinary business operations, and (b) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading. Because JPMorgan Chase has not met its burden of proving that it is entitled to rely on either exclusion, the Plan respectfully urges that its request for relief should be denied.

The Proposal Deals With a Significant Social Policy Issue, Making Exclusion on Ordinary Business Grounds Inappropriate

Rule 14a-8(i)(7) allows a company to omit a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

to prevent shareholders from interfering in tasks that are fundamental to the day-to-day management of the business and to avoid micro-management by shareholders. However, proposals dealing with ordinary business matters but focusing on "significant social policy issues" are not excludable. (Exchange Act Release No. 40,018 (May 21, 1998))

It is not the case, as JPMorgan Chase claims, that proposals dealing with both ordinary business matters and a significant social policy issue are nonetheless excludable. Both the Commission's releases and the Staff's interpretive guidance make abundantly clear that if a proposal is found to address a significant social policy issue, the fact that its subject would otherwise relate to ordinary business does not support exclusion. Put another way, a subject's status as a significant social policy issue trumps the fact that it addresses ordinary business matters.

The Commission's 1998 release describing changes in the interpretation of the ordinary business exclusion describes this hierarchy:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include: the management of the workforce, such as, the hiring, promotion, and termination of employees, decisions on production quality and quantity, and, the retention of suppliers. However, *proposals relating to such matters but focusing on sufficiently significant social policy issues* (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. (Exchange Act Release No. 40018 (May 21, 1998) (emphasis added))

Until 1992, the Staff considered all compensation matters to be part of the day-to-day business of companies, and accordingly allowed proposals dealing even with top executive compensation to be excluded on this basis. In that year, the Staff reversed its position, stating that the "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition of these issues" placed senior executive compensation outside the ambit of ordinary business. (See Eastman Kodak (Feb. 13, 1992) and International Business Machines Corp. (Feb. 13, 1992))

The Plan concedes that the Proposal is not limited to senior executive compensation, as JPMorgan Chase asserts. As evidenced by the Proposal's supporting statement, the Plan intends for the Proposal's operation to extend beyond the handful of top executives because the Plan believes that the role of incentives for other highly-compensated employees of financial firms is no less important—in fact, in some cases, they may be more important—than the incentives given to senior executives. Given the key role employee incentives played in creating the financial crisis, proposals dealing with those incentives at financial firms involve a "significant social policy issue" and thus are not excludable on ordinary business grounds.

Incentives provided to financial firm employees, and not just top executives, have been the subject of an enormous amount of attention from legislators and regulators since the onset of the financial crisis. The Commission's own recently-adopted amendments to the proxy disclosure rules recognize the importance of compensation policies below the top executive level. As SEC Chairman Mary Schapiro described these amendments earlier this month before the Financial Crisis Inquiry Commission, they "require companies to disclose their compensation policies and practices for all employees (not just executives) if these policies and practices create risks that are reasonably likely to have a material adverse effect on the company."

She explained the context in which the Commission adopted these amendments: "Another lesson learned from the crisis is that there can be a direct relationship between compensation arrangements and corporate risk taking. Many major financial institutions created asymmetric compensation packages that paid employees enormous sums for short-term success, even if these same decisions result in significant long-term losses or failure for investors and taxpayers." (See Testimony of SEC Chairman Mary L. Schapiro Before the Financial Crisis Inquiry Commission, Jan. 14, 2010 (available at http://www.fcic.gov/hearings/#jan13-1))

A provision of the 2009 economic stimulus bill capped bonuses paid at bailed-out firms to one-third of total annual pay. According to an article in the Wall Street Journal, the provision applied not "just to top executives but . . . reach[ed] into the ranks of highly paid traders and department heads." (Deborah Solomon & Mark Maremont, "Bankers Face Strict New Pay Cap," Wall Street Journal, Feb. 14, 2009)

Congress required that a special master, Kenneth Feinberg, approve the actual compensation paid to the 25 most highly compensated employees of the "TARP Seven"—the seven companies receiving the largest amount of TARP funds—and the compensation policies applicable to the next 75 most highly compensated employees of those firms, until the firms repaid the government. The depth of Mr. Feinberg's jurisdiction thus goes well beyond the senior executive ranks.

Comprehensive financial reform legislation recently passed by the House, the Wall Street Reform and Consumer Protection Act, contains provisions on compensation, including a shareholder advisory vote on executive compensation and a prohibition on compensation practices that promote excessive risk. House Financial Services Committee Chairman Barney Frank, announcing a hearing on the bill to be held on January 22, 2010, said that one of the topics he wanted to consider was broadening the shareholder advisory vote beyond top executive pay to address the "overall amount" of compensation at financial firms. (See Press Release dated Jan. 13, 2010, "Frank Announces Hearing on Compensation" (available at http://www.house.gov/apps/list/press/financialsvcs_dem/press_01132010.shtml))

Congress has held numerous hearings on the role of compensation and incentives in causing the financial crisis. Examples include:

- The House Committee on Financial Services

  ✓ "Compensation Structure and Systemic Risk," June 11, 2009 (all testimony available at http://www.house.gov/apps/list/hearing/financialsvcs_dem/hrfc_061109.shtml)

    o Federal Reserve General Counsel Scott Alvarez testified that "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individually or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm." (Alvarez Testimony at 1)

  ✓ "Compensation in the Financial Industry," to be held on January 22, 2010 (see above quote from Rep. Barney Frank regarding broadening shareholder supervision of compensation)

- The House Committee on Oversight and Government Reform, "Executive Compensation: How Much is Too Much?" October 28, 2009 (all testimony available at http://oversight.house.gov/index.php?option=com_content&task=view&id=4619&Itemid=2)

  ✓ Prof. William Black testified that the financial crisis resulted primarily from accounting control fraud facilitated, in part, by paying bonuses to lower-level employees such as loan officers. (Black Testimony at 9-10)

The Federal Reserve has issued a proposed Guidance on Sound Incentive Compensation Policies that would require banks under the Fed's supervision to (a) use incentive compensation policies that do not encourage employees to take excessive risks, (b) ensure that their risk management programs effectively monitor risk created by incentive compensation schemes, and (c) make banks' boards of directors responsible for putting in place appropriate compensation policies.

The Guidance would apply to three categories of employees, reaching much further down the organization than the senior executive level:

- Employees responsible for oversight of the organization's firm-wide activities or material business lines;
- Employees whose activities may expose the organization to "material amounts of risk" (such as traders with large position limits); and

- Groups of employees who are subject to similar incentive compensation arrangements and who, in the aggregate, may expose the organization to material amounts of risk, even if no individual employee is likely to do so (such as loan officers).

(See Federal Reserve System, Proposed Guidance on Sound Incentive Compensation Policies (Oct. 22, 2009) (available at http://edocket.access.gpo.gov/2009/pdf/E9-25766.pdf))

The media scrutiny and public outrage over financial firm pay has similarly not focused only on pay to the very top executives. The $168 million in bonuses to employees of American International Group's Financial Products Group were not limited to top executives—the amount paid included bonuses for 73 employees of the group who received $1 million or more. Barney Frank, chairman of the House Financial Services Committee, said about that uproar: "I have never seen the public angrier about anything than when the stuff about the A.I.G. bonuses came out . . . I think the country snapped. . . . This was not like Vietnam or Iraq, where there was a split. Everyone was united on this." (Steven Brill, "What's a Bailed-Out Banker Really Worth?" The New York Times, Jan. 3, 2010)

Former Federal Reserve Chairman Paul Volcker, who has been speaking a great deal about the financial crisis from his perch as an outside advisor to the Obama Administration, has complained about "enormous compensation for traders, speculators, and finance executives," not just senior executives. (See Paul Volcker's Remarks to the Class of 2009, Union College, June 14, 2009 (available at http://www.union.edu/N/DS/edition_display.php?e=1528&s=8486))

Other compensation-related subjects the Staff has determined to be significant social policy issues did not generate anything close to the level of interest and engagement among legislators, regulators, the media and the public at large, as the amount and structure of the incentives provided to Wall Street traders and others whose actions contributed to the financial crisis and whose jobs give them the power to expose their employers to large risks.

For example, in 2000 the Staff began declining to allow exclusion of proposals dealing with cash-balance pension plans, based on the widespread public debate generated by companies' conversions to these plans. (See Division of Corporation Finance's "Current Issues and Rulemaking Projects" dated July 25, 2000, section X.L.; International Business Machines Corporation (Feb. 16, 2000) (declining to allow exclusion of proposal asking companies to adopt a policy to provide all employees with the same retirement medical insurance pension choices and to require parity in benefits payable between a new cash-balance plan and the prior pension plan)) Similarly, in Staff Legal Bulletin 14A, the Staff announced that certain proposals dealing with shareholder approval of equity compensation plans would be considered to address significant social policy issues as a result of "widespread public debate." (Staff Legal Bulletin 14A, July 12, 2002) (available at http://www.sec.gov/interps/legal/cfslb14a.htm))

In sum, the amount of scrutiny, public debate, outrage and activity regarding financial firm compensation policies—and not just those applicable to the very top executives—leaves no doubt that they are a "significant social policy issue." Accordingly, JPMorgan Chase should not be permitted to omit the Proposal in reliance on the ordinary business exclusion.

The Proposal is Not Materially False or Misleading

JPMorgan Chase contends that the Proposal is materially false or misleading, and thus excludable pursuant to Rule 14a-8(i)(3), because it implies that the 100 most highly-compensated employees are all covered by the KEPP, which is not the case, according to JPMorgan Chase. The Plan does not believe that this reading is supported by the Proposal's plain language, which speaks of amending the KEPP "as applied to" certain employees. A reasonable shareholder reading that language would likely conclude that the Plan did not intend for the requested changes to apply to employees below the top 100, not as an assertion that all 100 employees were eligible to participate in the KEPP.

To the extent the Staff believes that clarification would be useful, however, the Plan does not object to adding the following language to the end of the first paragraph of the resolved clause (before the numbered items): "(to the extent such employees are eligible to participate in the KEPP)".

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Martin P. Dunn
O'Melveny & Myers LLP
Fax # 202-383-5414

Anthony J. Horan
JPMorgan Chase
anthony.horan@chase.com

O'MELVENY & MYERS LLP

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**1934 Act/Rule 14a-8**

January 11, 2010

***VIA E-MAIL (shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the AFSCME Employees Pension Plan (the "***Proponent***") from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

## *I. SUMMARY OF THE PROPOSAL*

On November 24, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal states:

> "RESOLVED that shareholders of JPMorgan Chase & Co. ("JPM") urge the Compensation & Management Development Committee (the "Committee") to make the following changes to the Key Executive Performance Plan ("KEPP") as applied to named executive officers and the 100 most highly-compensated employees:
>
> 1. An award to a senior executive under the KEPP (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
>
> 2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance of the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
>
> 3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance of the Financial Metric(s) during the Deferral Period.
>
> The policy should be implemented in a way that does not violate any existing contractual obligation of JPM or the terms of any compensation or benefit plan currently in effect."

The Supporting Statement references concerns regarding incentive matters for both senior executives and other highly-compensated employees, specifically acknowledging that the members of the latter group of employees are not "senior executives."

## *II. EXCLUSION OF THE PROPOSAL*

### *A. Bases for Exclusion of the Proposal*

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

### *B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it is Deals With Matters Relating to the Company's Ordinary Business Operations*

#### *1. Commission statements describing the Rule 14a-8(i)(7) exclusion and the "significant policy issues" exception to that exclusion*

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

#### *2. Staff positions regarding the application of Rule 14a-8(i)(7) to shareholder proposals that involve BOTH ordinary business matters and significant policy issues clearly state that the entire proposal may be omitted*

The Staff has addressed proposals that relate to both ordinary business matters and significant policy issues on a number of occasions. In each instance, the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7).[1] *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also, General Electric Company* (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method).

In a 2005 letter to *General Electric Company* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting that GE issue a statement that provided information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to GE's ordinary business operations (*i.e.*, management of the workforce). Although it appeared that the shareholder proponent clearly intended the proposal to address the issue of "offshoring" (also called outsourcing or the movement of jobs from the U.S. to foreign countries), the proposal submitted to GE was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff concurred with GE's view that the proposal could be omitted.

***3. Application of Rule 14a-8(i)(7) and prior Staff positions to the Proposal -- the Proposal may be omitted because it relates to BOTH ordinary business matters and the significant policy issue of senior executive compensation***

In 1992, the Staff recognized that proposals relating to senior executive compensation could no longer be excluded under Rule 14a-8(i)(7). *See Baltimore Gas & Electric* (Feb. 12, 1992). In its letter to BG&E, the staff noted that in view of "the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the [Staff's] view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." However, the Staff has consistently recognized that many categories of employment-related proposals continue to be excludable under Rule 14a-8(i)(7), such as those related to general compensation issues not focused on senior executives. *See The Bank of New York Company, Inc.* (Sep. 24, 2004) (concurring that a proposal to limit the maximum salary of the company's "employees" to $400,000, including all bonuses, could be omitted as relating to general compensation matters); *Minnesota Mining and Manufacturing Co.*

[1] In Staff Legal Bulletin 14C (Jun. 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

(Mar. 4, 1999) (concurring that a proposal to limit the yearly percentage increase of the "top 40 executives" could be omitted as relating to general compensation matters).

The Proposal expressly seeks changes to the Key Executive Performance Plan (the ***"KEPP"***) that would be applicable to the compensation of the Company's "named executive officers and the 100 most highly-compensated employees." The Supporting Statement clarifies the reason for the Proposal's broad focus on the compensation of persons other than senior executives -- "We think incentives matter not only for senior executives, but also for other highly-compensated employees, such as traders, whose decisions can have a large impact on the company. Our focus on the 100 most highly-compensated employees is based on the Treasury Department's requirement that companies receiving 'exceptional financial assistance' seek approval for the compensation structures of executive officers and the 100 most highly-compensated employees."

The Proposal addresses the compensation of "the 100 most highly-compensated employees," which means it applies to certain employees based on their aggregate compensation rather than their executive management responsibilities. As discussed further below, the compensation arrangement addressed in the Proposal does not apply to "the 100 most-highly compensated employees" of the Company, rendering the Proposal false and misleading under Rule 14a-8(i)(3). Further, by purporting to apply to employees who are not executive officers, the Proposal is not limited to the compensation of senior executive officers of the Company but, instead, concerns the compensation of numerous other employees. As set forth in the Company's 2008 Annual Report on Form 10-K, the Company had 15 "executive officers," at December 31, 2008 as defined by Rule 3b-7 under the Exchange Act. These "executive officers" are the group of "executive officers" who are subject to Exchange Act Section 16 and, depending upon their total compensation, may be considered "named executive officers" for purposes of determining the Company's most highly compensated executive officers under the Commission's proxy rules. In contrast, "the 100 most highly-compensated employees" covered by the Proposal include a much broader number of individuals who are not senior executive officers at the Company. In fact, the "100 most highly-compensated employees" extends well beyond even the group of approximately 55 individuals currently comprising the Company's Executive Committee, which includes the Company's senior executive officers plus approximately 40 additional officers.[2] Most of the members of the Executive Committee are not considered "executive officers" of the Company, as discussed above. In addressing compensation for employees beyond the Company's senior executive officers, the Proposal addresses general compensation matters that do not raise the significant policy concerns outlined by the Staff in Staff Legal Bulletin 14A (July 12, 2002) (***"SLB 14A"***). Moreover, the Proposal's focus on general compensation matters is inconsistent with the purposes of Rule 14a-8(i)(7), as discussed by the Commission in the 1998 Release. The Proposal's proposed modifications to the KEPP, which the Proposal indicates would be applied to this larger group of employees who are not senior executive officers of the Company, means the Proposal impermissibly relates to the Company's day-to-day general compensation practices and programs. Therefore, the Proposal

---

2 *See* http://www.jpmorganchase.com/corporate/About-JPMC/executive-committee.htm.

may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Proposal is intentionally focused on general compensation matters outside those relating to the Company's senior executives. The Supporting Statement specifically states the intention to exceed the boundaries of "senior executive compensation" by also encompassing "other highly-compensated employees, such as traders, whose decisions can have a large impact on the company" (emphasis added). The Supporting Statement attempts to justify this expansion into general compensation matters by referencing the Treasury Department's requirements regarding the compensation structures of executive officers and the 100 most highly-compensated employees at companies receiving exceptional financial assistance. Although the Company participated in the Capital Purchase Program established by the federal government under the Troubled Asset Relief Program, all funds received under that program were repaid in full on June 17, 2009.

The Proposal clearly relates to general compensation matters. The language in the Supporting Statement regarding Treasury Department requirements that no longer apply to the Company does not alter the application of Rule 14a-8(i)(7) to the Proposal.[3] The language of the Rule and past Staff positions directly address the application of Rule 14a-8(i)(7) to the Proposal and provide that the Company may properly omit the Proposal in reliance on that exclusion. In this regard, SLB 14A states:

> "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
>
> - We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> - We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)." (emphasis in original)

The Proposal does not concern "only senior executive and director compensation." Indeed, a reading of the plain language of the Proposal and Supporting Statement indicate a deliberate attempt to expand the significant policy consideration first announced by the Staff in *Baltimore*

---

3 The Staff has expressed the view that a number of proposals relating to compensation matters at companies who participated in the Capital Purchase Program and received funds under the Troubled Asset Relief Program could not be excluded under Rule 14a-8(i)(7). It is important to note that those proposals were limited to senior executive compensation and, therefore, did not alter the application of Rule 14a-8(i)(7) to proposals that relate to general compensation matters. *See JP Morgan Chase & Co.* (Mar. 18, 2009) (denying a request to exclude a proposal requesting the board to implement specified executive compensation reforms that impose limitations on senior executive compensation under Rule 14a-8(i)(7)); *City National Corporation* (Mar. 12, 2009) (same); *Comerica Incorporated* (Mar. 9, 2009) (same); *The PNC Financial Services Group, Inc.* (Mar. 2, 2009) (same).

*Gas & Electric* to encompass a category of employees that is defined merely by their compensation and not by their status as senior executives of the Company.

***4. The Proposal and Supporting Statement are clear as to the intended application of the Proposal to general compensation of employees and not only senior executives -- the Proponent should not be permitted to revise the Proposal to focus only on senior executive compensation***

In a 2004 letter to *Reliant Resources, Inc.* (Mar. 18, 2004), the Staff expressed the view that a proposal requesting that the board of directors adopt an executive compensation policy that limits stock options grants to no more than 50,000 shares per individual officer or employee and requires all outstanding grants to be exercised or expire upon termination from the company, could be omitted in reliance on Rule 14a-8(i)(7) as relating to Reliant's ordinary business operations (*i.e.*, general compensation matters). Statements by the proponent in the supporting statement indicated that the proposal was not clearly directed at senior executive compensation, but more broadly at general compensation matters. The Staff did not allow the proponent of this proposal an opportunity to revise the proposal to clarify its application to only senior executives, as it had done with other proposals. *See, for example*, *SBC Communications* (Feb. 5, 2003) (allowing the proponent to clarify whether "members of corporate management" related to only senior executive officers); *Mirant* (Jan. 28, 2003) (allowing the proponent to clarify whether references to "executives" related only to senior executives).

The Proposal and Supporting Statement clearly state that the Proposal is intended to apply to employees who are not "senior executives." As such, the Company does not believe that the Proponent should be given an opportunity to revise the Proposal to limit its application to only senior executives. In this regard, the Company believes that *Reliant* and *Bank of New York* provide the applicable precedent. Specifically, the Proposal and Supporting Statement are not vague as to whether the Proposal is limited to only senior executives; indeed, it is clear that the Proposal is intended to affect the compensation of persons other than senior executives.

***5. Conclusion***

For these reasons, the Company believes that it may properly omit the Proposal and Supporting Statement from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as dealing with matters relating to the Company's ordinary business operations regarding general compensation.

***C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading***

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. In Staff Legal Bulletin No. 14B (Sep. 15, 2004), the Staff stated that it may be appropriate for a company to determine to exclude a proposal or statement in reliance on Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading." *See Entergy Corporation* (Feb. 14, 2007) (concurring in the exclusion of a proposal seeking an annual advisory vote to "to approve the report of the Compensation Committee in the proxy statement" under Rule 14a-8(i)(3) as materially false and misleading); *Safeway Inc.* (Feb. 14, 2007) (same); *General Magic, Inc.* (May 1, 2000) (concurring in the exclusion of a proposal requesting the company change its name to "The Hell With Share Holders Inc" because "this would be more reflective of the attitude of our company to its shareholders" under Rule 14a-8(i)(3) as materially false and misleading). The Company acknowledges that there are cases in which a proposal may be revised under Rule 14a-8(i)(3) to render it not materially misleading or false. In this instance, however, because the Proposal is fundamentally based upon a material misrepresentation, the Proposal should be omitted in its entirety. *See State Street Corporation* (Mar. 1, 2005) (concurring in the exclusion of a proposal seeking to exempt the board of directors from provisions of state law under Rule 14a-8(i)(3), where the proposal referenced the wrong statute).

### *1. A key provision of the Proposal is materially false and misleading*

According to the Supporting Statement, the purpose of the Proposal is to "develop a system for holding back some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period." This new "system" would be implemented by making changes to the Company's KEPP, "as applied to named executive officers and the 100 most highly-compensated employees." However, the Company does not apply the KEPP to employees outside the members of the Company's Executive Committee and, thus, the KEPP applies to materially fewer employees than the "100 most highly-compensated employees" to which the Proposal states it applies.

The Proposal is materially false and misleading because it requests amendments to the Company's KEPP "as applied to named executive officers and the 100 most highly-compensated employees." Since January 1, 2005, after the KEPP was re-approved by shareholders at the May 2004 meeting at which they approved the merger of Bank One Corporation into JPMorgan Chase & Co., the KEPP has never been applied to employees beyond the Executive Committee.[4] Further, in the proxy statement for the 2008 annual meeting of shareholders when the KEPP was last re-approved, the Company advised shareholders that it expected to limit KEPP participants to the approximately 55 members of the Executive Committee. Currently, the Company has no plans to extend participation beyond the Executive Committee.[5] The Proposal's reference to the KEPP applying to "the 100 most highly-compensated employees" is materially false and misleading because the KEPP does not apply to this large a group of employees. The Proposal's basic premise -- that the requested revisions to the KEPP would be applied to compensation beyond that of the Company's senior executives to the 100 most highly-compensated employees

---

4 Indeed, in 2004 the KEPP was applied only to the 12-15 executive officers that were members of the committee that is now named the Operating Committee.

5 *Supra*, n.2. *See also*, page 9 of the Company's proxy statement for the 2009 Annual Meeting of Shareholders on Form 14A, filed March 31, 2009.

-- is material to a voting decision, as the Proposal is founded upon the notion that "incentives matter not only for senior executives, but also for other highly-compensated employees."

In its letters to *Entergy Corporation* and *Safeway, Inc.*, the Staff addressed proposals that sought a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the compensation committee in the proxy statement. However, the Commission had adopted rule revisions in 2006 that limited the content of the compensation committee report to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure (the ***"CD&A"***). The new rules required disclosure on the company's objectives and policies for named executive officers to be described in the CD&A. In a letter to *Sara Lee Corporation* (Sep. 11, 2006), the Staff had noted, with regard to a nearly identical proposal to those in *Entergy Corporation* and *Safeway, Inc.*, that the stated intent of the proposal to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the compensation committee report, rather than on the company's objectives and policies for named executive officers described in the CD&A. The Staff did not permit the proponents in *Entergy Corporation* and *Safeway, Inc.* to revise their proposals to clarify the intended focus of the requested advisory vote, but allowed exclusion of the proposals under Rule 14a-8(i)(3) as materially false and misleading.

The objective of each of the proposals in *Entergy Corporation* and *Safeway, Inc.* was to implement an annual shareholder advisory vote on the companies' objectives and policies on compensation for named executive officers. However, those proposals were drafted in a manner that would have materially misled shareholders into believing that an advisory vote on the "report of the compensation committee" would have furthered that objective. Similarly, the Proposal seeks to limit the structure of certain compensation of the Company's named executive officers and the 100 most highly-compensated employees by revising the KEPP. However, even if the Company implemented the requested revisions to the KEPP, it would not achieve the stated goal of impacting the compensation of the Company's named executive officers <u>and</u> the 100 most highly-compensated employees. Put simply, the Proposal and Supporting Statement tell shareholders that a vote to amend the KEPP will impact the compensation of the Company's "named executive officers and the 100 most highly-compensated employees" and, in fact, the impact of the Proposal would be materially different. For this reason, the Proposal would materially mislead shareholders by stating that the requested changes to the KEPP would impact the Company's compensation of its 100 most highly-compensated employees.

### 2. *Conclusion*

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3) as contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

## *III. CONCLUSION*

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Charles Jurgonis
AFSCME, AFL-CIO

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

AFSCME
We Make America Happen

**American Federation of State, County & Municipal Employees**
**Office of Corporate Governance and Public Pension Programs**
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

# Facsimile Transmittal

DATE: November 24, 2009

To: Anthony J. Horan, Corporate Secretary, JPMorgan Chase
(212) 270-4240

From: Richard Ferlauto

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

**PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You**

We Make America Happen

EMPLOYEES PENSION PLAN



November 24, 2009

**<u>VIA OVERNIGHT MAIL and FAX (212) 270-4240</u>**
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Attention: Anthony J. Horan, Corporate Secretary

Dear Mr. Horan:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of JPMorgan Chase and Co. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 68,210 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
(202) 775-8142 (202) 785-4606 1625 L Street, N.W., Washington, DC 20036-5687

RESOLVED that shareholders of JPMorgan Chase & Co. ("JPM") urge the Compensation & Management Development Committee (the "Committee") to make the following changes to the Key Executive Performance Plan ("KEPP") as applied to named executive officers and the 100 most highly-compensated employees:

1. An award to a senior executive under the KEPP (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.

The policy should be implemented in a way that does not violate any existing contractual obligation of JPM or the terms of any compensation or benefit plan currently in effect.

## SUPPORTING STATEMENT

As long-term stockholders, we are concerned that short-term incentive plans can encourage employees to manage for the short term and take on excessive risk. The current financial crisis illustrates what can happen when key employees are rewarded without any effort to ensure that short-term performance is sustainable.

We think incentives matter not only for senior executives, but also for other highly-compensated employees, such as traders, whose decisions can have a large impact on the company. Our focus on the 100 most highly-compensated employees is based on the Treasury Department's requirement that companies receiving "exceptional financial assistance" seek approval for the compensation structures of executive officers and the 100 most highly-compensated employees.

This proposal urges that the KEPP be changed to encourage a longer-term orientation. The proposal asks that the Committee develop a system for holding back some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period. The Committee would have discretion to set the terms and mechanics of this process.

A bonus deferral system is gaining significant support internationally. In September 2009, the G-20 endorsed the Principles for Sound Compensation Practices, which recommend that a substantial portion of variable compensation be deferred over a period of at least three years.

France already requires that at least 50% of bankers' bonuses be deferred for three years. The U.K.'s Financial Services Authority has adopted a remuneration code mandates that two-thirds of senior employees' bonuses be deferred over three years.

We urge support FOR this proposal.

AFSCME
We Make America Happen



## EMPLOYEES PENSION PLAN

November 24, 2009

<u>**VIA OVERNIGHT MAIL and FAX (212) 270-4240**</u>
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Attention: Anthony J. Horan, Corporate Secretary

Dear Mr. Horan:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

November 24, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

**Re: Shareholder Proposal Record Letter for JP MORGAN CHASE** (cusip 46625H100)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **68,210 shares of JP Morgan Chase** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **JP Morgan Chase** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 30, 2009

Mr. Charles Jurgonis
American Federation of State, County and
Municipal Employees AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

Dear Mr. Jurgonis:

This will acknowledge receipt of a letter dated November 24, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the AFSCME Employees Pension Plan (AFSCME) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal requests changes to KEPP in order to promote a longer-term perspective.

We also acknowledge receipt of the letter dated November 24, 2009, from State Street verifying that AFSCME is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

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